INSERT "A"


                         INDEPENDENT PUBLIC ACCOUNTANTS

     The Company has selected Richard L. Brown & Company, P.A., who served as the Company's independent public accountant for the year ended December 31, 2000, to serve as the Company's independent public accountant for the 2001 fiscal year.

Audit Fees

     The aggregate of the fees billed by Richard L. Brown & Company, P.A. for professional services rendered for the audit of the Company's annual financial statements and for reviews of the financial statements included in the Company's quarterly reports on Form 10-QSB for the year ended December 31, 2000 was $19,950.00.

Financial Information Systems Design and Implementation Fees

     No fees were billed by Richard L. Brown & Company, P.A. for financial information systems design and implementation.

All Other Fees

     No other fees were billed by Richard L. Brown & Company, P.A. for services rendered for the year ended December 31, 2000.